Exhibit 99.2

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2021	2020

ASSETS
Cash and cash equivalents	$1,403,534	$664,605
Accounts receivable	1,541,925	-
Inventories	4,073,711	-
Advance to suppliers	14,186,429	-
Prepayment and other current assets	5,849,326	5,420,916
Total current assets	27,054,925	6,085,521
Property and equipment, net	11,037	19,320
Intangible assets, net	9,003	10,113
Operating lease right-of-use assets	66,539	-
Total assets	$27,141,504	$6,114,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$2,541,925	$-
Short-term borrowings - related party	499,980	-
Accounts payable	1,625	4,974
Accrued expenses and other payables	2,157,119	1,819,544
Advance from customers	17,560,514	-
Due to related parties	1,013,641	597,826
Operating lease liabilities, current	49,522	-
Total current liabilities	23,824,326	2,422,344
Operating lease liabilities, non-current	17,017	-
Total liabilities	$23,841,343	$2,422,344

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,356,290 and 21,356,290 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	$21,356	$21,356
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 7,100,000 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	2,100	7,100
Additional paid-in capital	8,373,266	8,368,266
Statutory reserves	47,169	-
Accumulated deficit	(5,300,800)	(4,947,815)
Accumulated other comprehensive income	157,070	243,703
Total shareholders’ equity	3,300,161	3,692,610
Total liabilities and shareholders’ equity	$27,141,504	$6,114,954

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2021	2020	2021	2020

Revenues
Revenues	$5,335,896	$31,261	$5,335,896	$39,710
Total Revenues	5,335,896	31,261	5,335,896	39,710
Cost of Revenues
Cost of revenues	(4,621,957)	(10,123)	(4,621,957)	(29,872)

Gross profit	713,939	21,138	713,939	9,838

Operating expenses
Selling, general & administrative expenses	329,391	274,059	809,886	765,652
Research and development expenses	10,304	16,007	32,809	47,355
Total operating expenses	339,695	290,066	842,695	813,007

Income/(Loss) from operations	374,244	(268,928)	(128,756)	(803,169)

Other income/(expenses)
Other income	318	-	495	793
Other expenses	(15,323)	(5,324)	(20,325)	(3,440)
Total other expenses	(15,005)	(5,324)	(19,830)	(2,647)

Income/(Loss) from continuing operations before provision of income taxes	359,239	(274,252)	(148,586)	(805,816)
Provision for income taxes expenses	(157,230)	-	(157,230)	-

Net income/(loss) from continuing operations	202,009	(274,252)	(305,816)	(805,816)

Discontinued operations
Loss from discontinued operations, net of income tax	-	(45,690)	-	(173,168)
Loss from discontinued operations, net of income tax	-	(45,690)	-	(173,168)

Net income/(loss)	$202,009	$(319,942)	$(305,816)	$(978,984)

Comprehensive income/(loss)
Net income/(loss)	$202,009	$(319,942)	$(305,816)	$(978,984)
Other comprehensive loss
Foreign currency translation adjustment	5,540	(134,319)	(86,633)	(93,495)
Total comprehensive income/(loss)	$207,549	$(454,261)	$(392,449)	$(1,072,479)

Income/(Loss) earnings per common share
Continuing operations - Basic and Diluted	$-	$(0.01)	$-	$(0.04)
Discontinued operations - Basic and Diluted	0.01	-	(0.01)	(0.01)

Net income/(loss) per common share - basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.05)

Weighted average Class A ordinary shares outstanding, basic and diluted	21,356,290	21,826,042	21,356,290	21,802,845

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For The Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(305,816)	$(978,984)
Net loss from discontinued operations, net of tax	-	(173,168)
Net loss from continuing operations	(305,816)	(805,816)

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	9,567	25,035
Changes in operating assets and liabilities:
Accounts receivable	(1,541,925)	-
Advance to suppliers	(14,186,429)	-
Prepayment and other current assets	(428,410)	95,047
Inventories	(4,073,711)	-
Accounts payable	(3,349)	134
Accrued expenses and other payables	337,575	(9,387)
Advanced from customers	17,560,514	13,375
Net cash used in operating activities from continuing operations	(2,631,984)	(681,612)
Net cash used in operating activities from discontinued operations	-	(261,527)
Net cash used in operating activities	(2,631,984)	(943,139)

Cash flows from investing activities
Purchase of property and equipment	-	(821)
Net cash used in investing activities from continuing operations	-	(821)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	-	(821)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	667,901
Proceeds from related parties	373,130	100,292
Proceeds from short-term borrowings	2,541,925	-
Proceeds from short-term borrowings - related party	499,980	-
Repayments to related parties	(17,391)	(657,538)
Net cash provided by financing activities from continuing operations	3,397,644	110,655
Net cash used in financing activities from discontinued operations	-	(120,110)
Net cash provided by/(used in) financing activities	3,397,644	(9,455)

Effect of exchange rate changes on cash and cash equivalents	(26,731)	82,662
Net change in cash and cash equivalents	738,929	(870,753)
Cash and cash equivalents, beginning of the period	664,605	2,076,569
Cash and cash equivalents, end of the period	1,403,534	1,205,816
Less cash and cash equivalents of discontinued operations–end of period	-	366,606
Cash and cash equivalents of continuing operations–end of period	$1,403,534	$839,210

Supplemental cash flow information
Interest paid	$12,740	$-
Income tax paid	-	-

Non-cash investing and financing activities
Cancelled 5,000,000 shares of class B ordinary shares	5,000	-

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Number of Class A Ordinary Share	Number of Class B Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2019	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$-	$(3,876,167)	$398,471	$11,851,125
Net loss for the period							(978,984)		(978,984)
Issuance of common shares	40,235		40		667,861				667,901
Foreign currency translation adjustment								(93,495)	(93,495)
Balance, September 30, 2020	21,831,290	7,100,000	$21,831	$7,100	$15,967,791	$-	$(4,855,151)	$304,976	$11,446,547

Balance, December 31, 2020	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$-	$(4,947,815)	$243,703	$3,692,610
Net loss for the period							(305,816)		(305,816)
Appropriation to statutory reserve						47,169	(47,169)		-
Cancellation of Class B ordinary shares		(5,000,000)		(5,000)	5,000				-
Foreign currency translation adjustment								(86,633)	(86,633)
Balance, September 30, 2021	21,356,290	2,100,000	$21,356	$2,100	$8,373,266	$47,169	$(5,300,800)	$157,070	$3,300,161

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands. AGM Holdings is a holding company and do not own any material assets or liabilities other than holding equity interest of multiple entities and certain cash and cash equivalents.

On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM Technology”) in Hong Kong. AGM Technology provides advanced online trading service for financial institutions in Asian areas.

On October 13, 2015, AGM Technology incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in China. On October 19, 2020, AGM Holdings also incorporated a wholly owned subsidiary, AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) was in China under the laws of PRC.

On November 13, 2015 and September 28, 2016, AGM Tianjin incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (“AGM Nanjing”), respectively. AGM Nanjing was dissolved under the law of China on May 19, 2020.

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM Technology in providing core technology services to customers.

On July 26, 2019, AGM Holdings acquired 100% of Anyi Network Inc. (“Anyi Network”) and its subsidiaries and paid $400,000 in cash and issued an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi. The total consideration underlying the Share Exchange was $8,000,000. Anyi Network was incorporated on September 29, 2017 under the laws of the Cayman Islands. Anyi Network and its subsidiaries (“Anyi”) provide information accounting software technology and services for small and medium enterprises in China.

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network. See more on Note 4.

On May 19, 2020, Nanjing Xingaomeng Software Technology Co., Ltd. (“AGM Nanjing”) was dissolved.

On June 17, 2021, AGM Technology incorporated a wholly owned Chinese limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”) in China under the laws of PRC.

On July 30, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Lab Ptd Limited (“AGM Defi Lab”) under the laws of Singapore.

On August 8, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Tech Limited (“AGM Defi Tech”) in Hong Kong.

On October 21, 2021, AGM Defi Tech incorporated a wholly owned subsidiary, Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”) in China under the laws of PRC.

AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM Technology “)	May 21, 2015	Hong Kong	100%	Online trading service
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
*Nanjing Xingaomeng Software Technology Co., Ltd. (“AGM Nanjing”)	September 28, 2016	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
**Anyi Network Inc. (“Anyi Network”)	September 29, 2017	Cayman	100%	Software development and provider
**Anyi Technology Limited (“Anyi Technology”)	October 23, 2017	Hong Kong	100%	Product marketing hub
**Jiangsu AnyiWang Network Technology Co., Ltd. (“Jiangsu AnYiWang”)	November 13, 2017	China	100%	Software development and provider
**Beijing AnyiWang Technology Co., Ltd. (“Beijing AnYiWang”)	January 2, 2018	China	100%	Software development and provider
**Changzhou AnyiWang Network Technology Co., Ltd. (“Changzhou AnYiWang”)	November 27, 2017	China	100%	Software development and provider
**Lianyungang AnyiWang Software Co., Ltd. (“Lianyungang AnYiWang”)	November 20, 2017	China	100%	Software development and provider
**Tongshan Naquan Technology Service Co., Ltd. (“Tongshan Naquan”)	May 3, 2018	China	100%	Software development and provider
**Hubei AnYiWang Network Technology Co., Ltd. (“Hubei AnYiWang”)	March 8, 2018	China	100%	Software development and provider
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	June 17, 2021	China	100%	Semiconductor provider
AGM Defi Lab Ptd Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 8, 2021	Hong Kong	100%	Software development and provider
Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”)	October 21, 2021	China	100%	Software development and provider

*	AGM Nanjing was dissolved under the law of China on May 19, 2020.
**	Anyi Network and its subsidiaries have been disposed on December 14, 2020 and are classified as discontinued operations retrospectively.

Anyi Network and its subsidiaries are collectively referred to herein as the “Anyi”, unless specific reference is made to an entity. AGM Technology, AGM Tianjin, AGM Beijing, AGM Nanjing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, Beijing Keen Sense, and Anyi, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

Note 2 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the quarter ended September 30, 2021, 5,000,000 Class B ordinary shares were cancelled due to the transfer of 5,000,000 Class A ordinary shares. Management determined it is necessary to restate its previously reported financial statements to correct and disclose with related restatement adjustments and disclosures.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the corrections and has determined that the related impact was material to the previously filed financial statements that contained the error, reported in the Company’s Form 6-K filed with the SEC on December 8, 2021. Therefore, the Company, in consultation with its Audit Committee, concluded that the Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2021 should be restated to present the cancellation of ordinary B shares. As such, the Company is reporting these restatements in this report.

The impact of the restatement on the Company’s financial statements is reflected in the following table.

	As previously reported	Adjustment	As Restated
Balance Sheet as of September 30, 2021 (unaudited)
Class B Ordinary Shares	7,100	(5,000)	2,100
Additional paid-in capital	8,368,266	5,000	8,373,266

	As previously reported	Adjustment	As Restated
Statement of changes in shareholders’ equity for the nine months ended September 30, 2021 (unaudited)
Number of class B ordinary shares	7,100,000	(5,000,000)	2,100,000
Class B ordinary shares	$7,100	$(5,000)	$2,100
Additional paid-in capital	$8,368,266	$5,000	$8,373,266

Note 3 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules. The Company included all adjustments that are necessary for the fair presentation of its financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in China (“China GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

These unaudited consolidated interim financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2020 included in the Form 20-F as filed with the SEC. The results of operations and cash flows for the nine months ended September 30, 2021 are not necessarily indicative of the results of operations or cash flows which may be reported for future periods or the full fiscal year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts for AGM Holdings and all its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Renminbi (“RMB”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at September 30, 2021 and December 31, 2020 were translated at RMB6.4854 and RMB6.5378 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the nine months ended September 30, 2021 and 2020 were RMB6.4714 and RMB7.0312 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At September 30, 2021 and December 31, 2020, the Company’s cash equivalents primarily consist cash in various financial institutions.

Inventories

Inventories, primarily consisting of cryptocurrency mining machine and standardized computing equipment, which are finished goods from manufactures. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the nine months ended September 30, 2021 and 2020.

Advance to suppliers

Advance to suppliers primarily consists of the prepayments to cryptocurrency mining machine and standardized computing equipment. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into products, significant one-time events, and historical experience.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, short-term borrowings, accounts payable, accrued expenses and other payables, due to related parties and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses from the receivable amount that cannot be collected. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. In determining these estimates, the Company examines historical write-offs of its receivables and reviews each client’s account to identify any specific customer collection issues.

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at September 30, 2021 and December 31, 2020. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

Factoring Arrangements

The Company use substantially factoring arrangement with third party financial institution to manage working capital and cash flows. Under these programs, the Company transferred receivables to a financial institution. Available capacity under these programs is dependent on the level of the trade accounts receivable eligible to be sold and the financial institutions’ willingness to purchase such receivables. As such, the factoring arrangement can be reduced or eliminated at any time due to market conditions and changes in the credit worthiness of our customers, which would negatively impact our liquidity.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Property and Equipment	Residual value rate	Useful life
Electronic equipment	5%	3 years
Office equipment	5%	5 years

Other Intangible Assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent the domain name at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Intangible Asset	Residual value rate	Useful life
AGM domain	0%	10 years

Lease Commitments

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determined if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and short and long-term lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

As of adoption of ASC 842 and as of January 1, 2019, the adoption did not have an impact on the Company’s financial statements as the Company did not commitment any lease that are over twelve months at time of adoption.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.   The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The Company is a server and software developer, engaging in research, development and sale of server and enterprise application software, including ASIC miner, accounting software and ERP software, and the software-related after sales services.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sales of the following four items: (1) cryptocurrency mining machine and standardized computing equipment, (2) packaged software products, (3) technical support plans, (4) software customization services, and bundle of products or services that may include a combination of these items. The Company enters into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. The Company records and recognizes revenues from both products and services in one account, which is presented as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

During the nine months ended September 30, 2021 and 2020, the Company derives revenue from the sale of the following four items:

(1)	Sales of Cryptocurrency Mining Machine and Standardized Computing Equipment

The Company recognizes the product revenues on a gross basis as the Company is responsible for fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the acceptance from customers.

(2)	Retail Software Products

The Company’s packaged software products consist of accounting software, fintech software, trading education software and other online-based management products. Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve months period. However, the Company did not record this revenue stream on total revenue for nine months ended September 30, 2021 since the Company discontinued business related to these products. The Company is continuing to develop retail software products for different industries.

(3)	Technical Support Plans

The Company sells technical support plan either as a package with the sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve months period.

(4)	Software Customization Services

The Company delivers its software customization services by developing customized features on software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of software product, or separately if the customer has software products of the Company in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve months period.

Contract liability

The contract liabilities consist of advance from customers, which relates to unsatisfied performance obligation at the end of each reporting period and consists of cash payment received in advance from customers in sales of server products. As of September 30, 2021 and December 30, 2020, the Company’s advance from customers amount to $17,560,514 and nil, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Cost of revenues primarily consist of: (1) cost of product revenue, which includes direct costs of cryptocurrency mining machine, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses; (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

Operating Leases

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty.

The Company reviews all leases for capital or operating classification at their inception. The Company uses its incremental borrowing rate in the assessment of lease classification and define the initial lease term to include the construction build-out period but to exclude lease extension periods. The Company conducts its operations primarily under operating leases as of adoption of ASC 842 and as of January 1, 2019, the adoption did not have an impact on the Company’s financial statements as the Company did not commitment any lease that are over twelve months at time of adoption.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services. Research and development expenses of the nine months ended September 30, 2021 and 2020 were $32,809 and $47,355, respectively.

Income Taxes

The Company is governed by the Income Tax Law of China, Inland Revenue Ordinance of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of December 31, 2017, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. Since the Company has provided a full valuation allowance against its deferred tax assets, the revaluation of the deferred tax assets did not have a material impact on any period presented. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of September 30, 2021 and December 31, 2020, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of China’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the nine months ended September 30, 2021 and 2020, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the net earnings and financial position.

Earnings per Ordinary Share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019.   For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company has adopted ASU 2016-13 since January 1, 2021, the impact of which on the Company’s consolidated financial statements was immaterial.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

Note 4 - GOING CONCERN

The Company has incurred losses since its inception. As of September 30, 2021, the Company had an accumulated deficit of $5,300,800. For the nine months ended September 30, 2021, the Company recorded net cash used in operating activities of $2,631,984. As of September 30, 2021, the Company has working capital of $3,230,599. Besides, the Company entered into several significant sales orders with customers (see Note 18), which would generate sufficient cash flow to meet its operating needs and repayment for short-term debt. Therefore, the management assesses that current working capital, together with the future sales orders, will be sufficient to meet its obligations for the next 12 months from the issuance date of this report. The financial statements are prepared on going concern basis.

Note 5 - DISCONTINUED OPERATIONS AND DISPOSITION

On December 14, 2020, the Company entered into a share purchase agreement (the “Agreement”) with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of the Company held by the Buyers, valued at $16.00 per share, and payment of $400,000 in cash (the “Cash Consideration”). The Buyers are former shareholders of Anyi Network. and there is no affiliation between the Buyers and the Company. The Buyers entered into a promissory note (the “Promissory Note”), pursuant to which the Buyers agreed to pay the Cash Consideration to the Company on or prior to June 30, 2021. The Company received $400,000 in July 2021.

On December 14, 2020, the AGM Shares were duly cancelled pursuant to the Agreement. On December 20, 2020, the Buyers amended the register of members of Anyi Network Inc. with the Cayman Islands corporate registry.

Pursuant to ASC Topic 205-20, Presentation of Financial Statements - Discontinued Operations, the results of operations for the nine months ended September 30, 2020 from Anyi Network have been classified to loss from discontinued operations line on the accompanying consolidated statements of operations and comprehensive loss presented herein. No assets and liabilities of discontinued operation as of September 30, 2021 and December 31, 2020.

The summarized operating result of discontinued operations included in the Company’s unaudited consolidated statements of operations consist of the following:

	For the Nine Months Ended September 30,
	2021	2020
Revenues	$-	$186,228
Cost of revenues	-	127,883
Gross profit	-	58,345
Operating expenses	-	232,860
Other income, net	-	7,573
Loss before income taxes	-	166,942
Income tax expense	-	6,226
Loss from discontinued operations	-	173,168
Loss from disposal, net of taxes	-	-
Total loss from discontinued operations	$-	$173,168

Note 6 - INVENTORIES

Inventories, primarily consisting of cryptocurrency mining machine and standardized computing equipment, which are finished goods from manufactures. As of September 30, 2021 and December 31, 2020 inventories consisted of the following:

	September 30,	December 31,
	2021	2020
Integrated circuit	$2,873,711	$-
Servers	1,200,000	-
Total inventories	$4,073,711	$-

No inventory write-down was recorded for the nine months ended September 30, 2021 and 2020.

Note 7 – ADVANCE TO SUPPLIERS

Advance to suppliers primarily consists of the prepayments to cryptocurrency mining machine and standardized computing equipment. The balance of advance to suppliers was $14,186,429 and nil as of September 30, 2021 and December 31, 2020, respectively.

Note 8 - Prepayment and OTHER CURRENT ASSETS

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits. Deposits principally include license deposit and rent deposits.

As of September 30, 2021 and December 31, 2020 prepayment and other current assets consisted of the following:

	September 30,	December 31,
	2021	2020
Prepaid expenses	$50,531	$54,466
Note receivable (1)	-	400,000
Advance deposit for intent acquisition (2)	4,937,664	4,937,664
Prepaid input VAT	834,608	-
Deposits and others	26,523	28,786
Total prepayment and other current assets	$5,849,326	$5,420,916

(1)	While the Company entered into the purchase Agreement with the Buyers to sell 100% equity interest in Anyi Network including its subsidiaries, the Company entered into a Promissory Note, pursuant to which the Buyers agreed to pay the Cash Consideration of $400,000 to the Company on or prior to June 30, 2021. The Company received $400,000 in July 2021.

(2)	The Company entered into a letter of intent of equity acquisition with Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) on February 26, 2019, and made advance payments upon execution of a letter of intent for completion of due diligence of $4,937,664. On April 6, 2021, AGM Tianjin and Yushu Kingo entered into a supplement agreement to the equity transfer agreement. Pursuant to the supplement agreement, Yushu Kingo’s shareholders shall return the Advance Payment and pay an additional 10% interest to AGM Tianjin if AGM Tianjin decides not to proceed with the acquisition contemplated by the equity transfer agreement and terminate such agreement on or before October 31, 2021. If Yushu Kingo is unable to make such payment, it will transfer the titles of real properties of Yushu Kingo to AGM Tianjin, valued with a 20% discount to market price. The parties further agreed to conduct a new evaluation of Yushu Kingo’s assets and to enter into supplement agreement based on such evaluation. On October 4, 2021, AGM Tianjin terminated the equity acquisition and supplement agreement with all the shareholders of Yushu Kingo. On October 20, 2021, AGM Tianjin entered into an agreement on transfer of creditor rights with a non-affiliated third party (See Note 18).

The Company did not write-off other receivables for the nine months ended September 30, 2021 and the year ended December 31, 2020.

Note 9 - PROPERTY AND EQUIPMENT, NET

As of September 30, 2021 and December 31, 2020, property and equipment, net consisted of the following:

	September 30,	December 31,
	2021	2020
Electronic equipment	$165,215	$163,891
Office equipment	14,147	14,034
Total property and equipment	179,362	177,925
Less: accumulated depreciation	(168,325)	(158,605)
Total property and equipment, net	$11,037	$19,320

Depreciation expenses for the nine months ended September 30, 2021 and 2020, were $8,457 and $23,925, respectively.

Note 10 - INTANGIBLE ASSETS, NET

As of September 30, 2021 and December 31, 2020, intangible assets, net consisted of the following:

	September 30,	December 31,
	2021	2020
AGM domain names	$14,800	14,800
Total intangible assets	14,800	14,800
Less: accumulated amortization	(5,797)	(4,687)
Total intangible assets, net	9,003	10,113

For the nine months ended September 30, 2021 and 2020, amortization expenses amounted to $1,110 and $1,110, respectively.

Note 11 - RELATED PARTY TRANSACTIONS

As of September 30, 2021, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Bin Cao	Former Chairman of the Board
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bo Zhu	Chief Strategy Officer
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Former Chief Financial Officer (“CFO”)
Chengchun Zhang	Former Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang, dissolved in November 2019
Firebull Holdings Limited	Company under common control Bin Cao
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang, dissolved in April 2020
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang prior to June 2020
Hong Kong KISEN Co., Ltd	Company under common control of Bo Zhu

Due to (from) related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of September 30, 2021 and December 31, 2020, due to related parties consisted the following:

	September 30,	December 31,
	2021	2020
Zhentao Jiang	$1,011,182	$712,485
Wenjie Tang	(92,021)	(116,610)
Yufeng Mi	1,966	1,951
Yang Cao	92,514	-
Total due to related parties	$1,013,641	$597,826

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and repayable on demand.

From time to time, the Company borrowed $373,130 from related parties and repaid $17,391 to related parties in the nine months ended September 30, 2021. The Company borrowed $100,292 from related parties and repaid $657,538 to related parties in the nine months ended September 30, 2020.

Note 12 – SHORT-TERM BORROWINGS

As of September 30, 2021 and December 31, 2020, the short-term borrowings were for working capital and capital expenditure purposes. Short-term borrowings include an accounts receivable factoring arrangement with a third-party financial institution of Zhongyuan Bank Co., Ltd consist of the following:

	Annual Interest Rate	Maturity (Months)	Principal	September 30, 2021	December 31, 2020
			US$	US$	US$
Short-term borrowings:
ZHONGYUAN BANK CO., LTD (1)	5.60%	January, 2022	1,541,925	1,541,925	-
HIGHSHARP ELECTRONIC TECHNOLOGY CO., LTD (2)	0.50%	December, 2021	1,000,000	1,000,000	-
Total				2,541,925	-

The interest expenses were $15,292 (including factoring interest of $14,903) and nil for the nine months ended September 31, 20021 and 2020, respectively.

(1)	On July 29, 2021, the Company entered into a factoring agreement without recourse right (see Note 13) with Zhongyuan Bank for 160 days and maturity date is January 9, 2021, $1,541,925 (RMB10,000,000) accounts receivable factoring to the bank and received accordingly amount of cash.

(2)	On September 1, 2021, the Company signed a loan agreement with HighSharp Electronic Technology Co., Ltd (“HighSharp”) with a total amount of $1,000,000 for three months and can be extended.

Note 13 – ACCOUNTS RECEIVABLE FACTORING

On July 29, 2021, the Company entered into an accounts receivable factoring agreement (the “Factoring Agreement”) with an unrelated third-party financial institution. The Factoring Agreement allows for up to RMB10 million in advances, which are collateralized by assigned eligible accounts receivable and are subject to funds usage, no discount, and other fees, as well as service charges. The Factoring Agreement has a scheduled term of 160 days and is subject to automatic one year extension unless written notice of intention to terminate is obtained from the Company or unapproved by both parties. The current Factoring Agreement has a maturity date on January 9, 2022. The annual interest rate of factoring is 5.60%. Based on these implicated facts, the Company determined that the Factoring Agreement is accounted for a non-recourse factoring arrangement with a secured debt of collateral of accounts receivable known as secured loan financing. The factoring expense equals to 0.5% of factoring amount, which is $7,726 (RMB50,000) and has been included in the consolidated statement of operations.

The Company has continuing involvement with the assigned accounts receivable as it services to collect the receivables and is required to repurchase any assigned accounts receivable that have been deemed uncollectible, that are in dispute, meet other criteria pursuant to the Factoring Agreement, or upon the occurrence of an event of default, as defined in the Factoring Agreement. At September 30, 2021, assigned accounts receivable is $1,541,925 (RMB10,000,000) in the consolidated balance sheet. The total interest of $14,903 (RMB 96,444) accrued and $12,740 (RMB 82,444) paid under the Factoring Agreement for the nine months ended September 30, 2021. The balance of unpaid accrued interest of $2,159 (RMB 14,000) has been included in accrued expenses in the consolidated balance sheet.

Note 14 – SHORT-TERM BORROWINGS – RELATED PARTY

As of September 30, 2021 and December 31, 2020, short-term borrowings from related party consisted the following:

	September 30,	December 31,
	2021	2020
Hong Kong KISEN Co., Ltd	$499,980	$-

On September 6, 2021, the Company entered into borrowing agreement with Hong Kong KISEN Co., Ltd with 0.1% annual interest rate and maturity less than 4 month.

Note 15 - SEGMENT INFORMATION

The Company disaggregated its revenues into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company derives revenue from the sale of the following two items: (1) retail server products and (2) technical support plans.

All of the Company’s long-lived assets are located in China. The Company and its subsidiaries do not have long-lived assets in the United States for the reporting periods.

Revenues from products and services, and gross profit are as follows:

	For the Nine Months Ended
	September 30,
	2021	2020
Segment revenue:
Sales of Cryptocurrency Mining Machine and Standardized Computing Equipment	$5,335,896	$-
Technical support plans	-	39,710
Total revenue from continuing operations	5,335,896	39,710
Total revenue from discontinued operations	$-	$186,228
Gross profit	$713,939	$9,838

Note 16 - OPERATING LEASE

The Company occupies its facilities of AGM Beijing under operating leases since 2021. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

Upon adoption of ASC842, the right-of-use assets recognized at transaction was reduced by the carrying amount of the sublease liability in the total amount of $99,041 as a transition adjustment. As of September 30, 2021, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of $49,522 and $17,017, and the corresponding net operating lease right-of-use assets of $66,539.

Supplemental information related to operating leases for the nine months ended September 30, 2021:

For the Nine Months Ended September 30, 2021
Weighted-average remaining lease term of operating leases	1.2 years

Weighted-average discount rate of operating leases	5.22%

The following table summarizes the maturity of the operating lease liabilities as of September 30, 2021:

Operating Leases
Remainder of Year of 2021	$12,952
Year of 2022	56,126
Thereafter	-
Total lease payments	$69,078
Less: imputed interest	2,539
Present value of operating lease liabilities	66,539
Less: current obligation	49,522
Long-term obligation on September 30, 2021	$17,017

Note 17 - STOCKHOLDERS’ EQUITY

In August 2021, Firebull Holding Limited, holder of 5,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company sold and transferred 5,000,000 Class A ordinary shares to Firebull Tech Limited. Pursuant to section 11 of the Company’s memorandum and articles of association, the 5,000,000 Class B ordinary shares held by Firebull Holding was cancelled accordingly.

As of September 30, 2021, 21,356,290 shares of class A ordinary share and 2,100,000 shares of Class B ordinary shares were issued and outstanding.

Note 18 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company place cash with high credit quality financial institutions in Singapore, Hongkong and China. As of September 30, 2021 and December 31, 2020, the Company had $792,525 and $148,747 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of the Company’s bank accounts are insured up to RMB500,000 (approximately $77,000). As a result, cash held in China financial institutions of $253,525 and $69,219 were not insured as of September 30, 2021 and December 31, 2020, respectively. The Company have not experienced any losses in such accounts through September 30, 2021. The Company’s cash position by geographic area was as follows:

	September 30, 2021		December 31, 2020
Country:
Singapore	$131,610	9%	$244,646	37%
China (Hongkong)	479,399	34%	271,212	41%
China (Mainland)	792,525	56%	148,747	22%
Total cash and cash equivalents	$1,403,534	100%	$664,605	100%

Almost all of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, the Company believe that the concentration of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also perform ongoing credit evaluations of customers to help further reduce potential credit risk.

Customers

For the nine months ended September 30, 2021 and 2020, customers accounting for 10% or more of the Company’s revenues were as follows:

	For the Nine Months Ended September 30,
Customers	2021	2020
A	70%	-%
B	30%	-%
C	-%	100%

As of September 30, 2021, the Company had $1,541,925 accounts receivable with factoring, and nil receivable balance as of December 31, 2020.

Note 19 - COMMITMENTS AND CONTINGENCIES

In September 2021, the Company entered a chip purchase agreement with HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd for a purchase price of $1,408,548 (RMB9,135,000). As of the date of the financial statements are issued, the Company completed the payment.

Note 20 - SUBSEQUENT EVENTS

On October 4, 2021, AGM Tianjin terminated the Equity Transfer Agreement and Supplement Agreement with all the shareholders   of Yushu Kingo. On October 20, 2021, AGM Tianjin entered into an agreement on transfer of creditor rights (the “Transfer Agreement”) with a non-affiliated third party (the “Buyer”). Pursuant to the Transfer Agreement, AGM Tianjin agrees to sell to the Buyer all of its rights and obligations under the Equity Transfer Agreement and the Supplement Agreement, namely, the right to receive the Advance Payment plus interest, for a total purchase price of $5,000,000 (the “Purchase Price”), $2,500,000 of which will be payable on or before December 31, 2021 and the remaining $2,500,000 will be payable on or before June 30, 2022. The Buyer agrees, in the event it fails to pay the Purchase Price on time, to pay as damages for breach of contract an amount equal to four times China’s loan prime rate (LPR) of the Purchase Price due.

On October 13, 2021, the Company received a purchase order (the “Order”) from Nowlit Solutions Corp, a leading digital currency equipment supply chain services and consultancy company in North America with strong relationship and resource within the Fintech and Blockchain ecosystems having supplied leading global players including Lake Parime USA Inc. and StrongHold Digital Mining. Pursuant to the terms of the Order, the Company shall deliver 30,000 units of 100 TH/S ASIC crypto miners with an aggregate operating hash power of 3000 PH/S to Nowlit Solutions within the first quarter of 2022.

On October 21, 2021, the Company agreed to supply MinerVa Semiconductor Corp. (“MinerVa”) with 25,000 units of its 100 TH/S MinerVa MV7 ASIC to build the MinerVa family of crypto miners. MinerVa is a premier high-performance ASIC design and manufacturing company and is the distributor of industrial grade crypto miners to leading global large-scale mining companies. As of October 29, 2021, the Company has received deposit for the crypto miners of $20 million.

On October 26, 2021, the Company entered into a strategic partnership with Meten Holding Group Ltd. (“Meten”). The partnership will primarily focus on research and development support for blockchain applications, and in establishing a supply chain for cryptocurrency mining. The agreement includes an initial order from Meten for 1,500 Bitcoin mining machines worth US$12 million. Meten also has an option to purchase additional machines.

On November 3, 2021, the Company entered into sales agreement with Code Chain New Continent Limited (“CCNC”), a vertically integrated cryptocurrency miner, for cryptocurrency mining machines. Pursuant to the sales agreement, the Company agreed to deliver 10,000 units of 100 TH/S KOI mining machines worth US$65 million in the second half of 2022. This agreement also provides CCNC with an option to purchase 10,000 additional mining machines.